October 29, 2015

VIA EDGAR

Michael Clampitt

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                           Everi Payments Inc. and Co-Registrant Guarantors
Registration Statement on Form S-4
Filed October 23, 2015
File No. 333-207593

Dear Mr. Clampitt:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Everi Payments Inc., a Delaware corporation (the “Company”), requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 10:00 a.m., Eastern Time, on Tuesday, November 3, 2015, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•      should the U.S. Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•      the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•      the Company may not assert and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in this matter.

Very truly yours,

Everi Payments Inc.

By:	/s/ Juliet A. Lim
Name:	Juliet A. Lim
Title:	Executive Vice President Payments, General Counsel and Secretary